Ballard Power Systems Inc.

News Release

Ballard CEO and CTO to Present At HFC2015 Conference Event in Vancouver, Canada

For Immediate Release – April 21, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) has announced that Randy MacEwen, President & Chief Executive Officer will present during the International Hydrogen + Fuel Cells 2015 Summit (http://www.hfc2015.com/) to be held at the Four Seasons Hotel in Vancouver, British Columbia. On Monday, April 27th at 8:45 a.m. Mr. MacEwen will discuss Canada’s global leadership in hydrogen fuel cell technology.

On the following day during the same event Dr. Christopher Guzy, Ballard’s Chief Technology Officer will also present. On Tuesday, April 28th at 8:45 a.m. Dr. Guzy will discuss the capability of fuel cell technology and products in addressing stationary, remote and backup power needs.

Following their presentations, Mr. MacEwen and Mr. Guzy will each participate on a panel to address questions from the summit audience.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com